SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Telecom Argentina S.A.

Item

1. English translation of a letter dated March 6, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, March 6, 2019

Comisión Nacional de Valores

Dear Sirs,

RE: Telecom Argentina S.A.

Relevant Matter

I am writing to you in my capacity as Responsible for Market Relations of Telecom Argentina S.A (“Telecom Argentina” or “the Company”), with registered office at Av. Alicia Moreau de Justo 50, City of Buenos Aires, in order to inform you that on Monday, March 4, 2019, the Company entered into a loan agreement with the International Finance Corporation (“IFC”), for a total amount of up to US$ 450,000,000 as requested by the Company in one or more disbursements (the “Loan”). The proceeds from the loan will be used by the Company to finance the Company’s capital investments for 2019.

The Loan will consist of a tranche “A” (“Tranche A”), tranche “B-1” (“Tranche B-1”), tranche “B-2” (“Tranche B-2”), tranche “B-3” (“Tranche B-3”) and tranche “B-4” (“Tranche B-4”). In addition, the amounts disbursed under the Loan will mature in August 2023, in the case of Tranche B-1 and Tranche B-3, or in August 2024, in the case of Tranche A, Tranche B-2 and Tranche B-4.

Finally, we hereby notify you that the Company’s Board of Directors approved the financing during its meeting held on March 1, 2019.

Sincerely,

Telecom Argentina S.A.

/s/ Gabriel P. Blasi
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 6, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations